The BlackRock Income Trust Inc.
	Exhibit 77C
811-5542

77C- Matters submitted to a vote of security holders.


	The Annual Meeting of Trust Shareholders was held May 23, 2002 to vote on the following matter:

To elect two Directors as follows:

Director        Class
 Term
Expiring
Richard E. Cavanagh..............       I                              3
years                        2005
James Clayburn  La Force, Jr..........        I                              3
years                        2005

	Directors whose term of office continues beyond this meeting are Andrew F. Brimmer, Kent Dixon, Frank J. Fabozzi, Laurence D. Fink, Walter F. Mondale and Ralph L. Schlosstein.

	Shareholders elected the two Directors. The results of the voting were as follows:

Votes for  Votes Against          Abstentions
Richard E. Cavanagh..........  57,263,318      ---
681,908
James Clayburn  La Force, Jr........ 57,120,195                          --
-                         825,031